POWER OF ATTORNEY

I hereby appoint Edward A. Quint, Jeffrey Cass, Marc Levy, Steven M. Klein, William R. Jacobs, Delyse Desouza, or Susan Aufiero-Peters to act as mytrue and lawful attorney-in-fact with authority to execute on my behalf any Form ID 3, 4, or 5 or any amendment thereto required to be filed by the undersigned under Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with the appropriate regulatory authorities and to do all things incident and necessary to that end, until such time as I notify Messrs. Quint, Cass, Levy, Klein, or Jacobs, or Ms. Desouza or Ms. Aufiero-Peters in writing that his/her authority to act on my behalf in this manner has been withdrawn.

I have signed this power of attorney on	January 3, 2022

By:	/s/ Gualberto Medina Gualberto Medina

In the presence of	/s/ Ronald Volk Ronald Volk

at	Saddle Brook, NJ City State